UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VIASYS HEALTHCARE INC. (Name of Subject Company) CARDINAL HEALTH, INC. (Name of Person Filing Statement) Common Stock, par value $0.01 (Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)
_______________
Cardinal Health, Inc.
     7000 Cardinal Place
Dublin, Ohio 43017
Attention: Ivan K. Fong
(614) 757-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: David A. Katz (212) 403-1000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

 ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 ☒   third-party tender offer subject to Rule 14d-1.
 ☐    issuer tender offer subject to Rule 13e-4.
 ☐    going-private transaction subject to Rule 13e-3.
 ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 12. Exhibits
Exhibit	Description

99.01	Letter, dated May 14, 2007, from R. Kerry Clark to Cardinal Health, Inc. Employees Regarding Announcement of the Merger Agreement Between Cardinal Health, Inc. and VIASYS Healthcare Inc.

99.02	Transcript of the Investor Call on May 14, 2007 Regarding Announcement of the Merger Agreement Between Cardinal Health, Inc. and VIASYS Healthcare Inc.

IMPORTANT INFORMATION

     This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of VIASYS common stock described in this filing has not commenced. At the time the expected tender offer is commenced, the Company or a wholly owned subsidiary of the Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer. Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

     This filing contains forward-looking statements as defined by the federal securities laws which are based on the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger. The Company undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.